Simpson Thacher & Bartlett LLP
                              425 Lexington Avenue
                            New York, New York 10017



                                                              January 9, 2006

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Larry Greene
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

                      Re: The India Fund, Inc. (the "Fund")
                          ---------------------------------

Dear Mr. Greene:

         On behalf of the Fund, we are filing this letter to respond in writing to the oral comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") relating to the preliminary copy of the letter to Stockholders, Notice of Special Meeting of Stockholders, Proxy Statement and form of Proxy (together, the "Preliminary Proxy Statement") filed by the Fund on December 9, 2005.

         Below are the Staff's comments and the Fund's responses thereto.

         1. COMMENT: Consistent with the current practice of the Staff, the Fund should furnish a "Tandy" letter.

         RESPONSE: A letter from the Fund to the Commission containing certain acknowledgements requested by the Staff accompanies this letter.

         2. COMMENT: If any of the services provided to the Fund's stockholders will change or be lost in connection with the change in investment manager, please indicate which services will change or be lost.

         RESPONSE: The services provided to the Fund's stockholders will not change as a result of the change in investment manager. For example, as indicated in the Proxy Statement, the management agreement (including the services to be provided) is identical except for the name of the investment manager, the date of commencement and the date of termination of the agreement and the management fee schedule, and the portfolio manager, supported by her investment team, will continue to manage the Fund's assets on a day-to-day basis as portfolio manager under new employment arrangements with Blackstone Asia Advisors L.L.C. ("Blackstone Advisors").

         3. COMMENT: Where fully-capitalized paragraphs appear in the preliminary copy of the letter to Stockholders, Notice of Special Meeting of Stockholders and Proxy Statement, please do not capitalize and instead bold such text in the final, printed versions distributed to the Fund's stockholders.

         RESPONSE: All fully-capitalized paragraphs are in bold in the final, printed versions distributed to the Fund's stockholders.

         4. COMMENT: Please clarify how abstentions and broker non-votes will be voted in regard to any adjournment of the Special Meeting.

         RESPONSE: The Fund has added language on page 3 of the Proxy Statement indicating that the named proxies will have discretionary authority to vote all shares for which they serve as proxies, including abstentions and broker non-votes, on adjournment.

         5. COMMENT: Where a description of Blackstone Advisors is provided, please indicate that Blackstone Advisors is a newly-formed entity and please describe the experience of Blackstone Advisors and The Blackstone Group L.P. ("Blackstone") with respect to the management of registered investment companies under the Investment Company Act of 1940, as amended (the "1940 Act"). Also, please clarify what is meant when it says that Blackstone's assets are "managed through over 150 different investment vehicles."

         RESPONSE: The Fund has added language where such description is provided indicating that Blackstone Advisors and Blackstone Fund Services India Private Limited ("Blackstone India") are each newly-formed registered investment advisers and that they have not previously managed registered investment companies under the 1940 Act. The Fund has also deleted the clause "managed through over 150 different investment vehicles."

         6. COMMENT: In the Comparative Fee Information table included under "Proposal 1. Approval of New Management Agreement between the Fund and Blackstone Advisors", please indicate that the column titled "Management Fee (as a Percentage of Average Weekly Net Assets)" refers to fees incurred under the interim and new management agreements with Blackstone Advisors.

         RESPONSE: The Fund has added language on page 6 to clarify that the column refers to fees incurred under the interim and new management agreements.

         7. COMMENT: In "Proposal 1. Approval of New Management Agreement between the Fund and Blackstone Advisors", please modify one of the two "Background" section headings to distinguish between the two sections.

         RESPONSE: The Fund has deleted the first occurrence of "Background" on page 4.

         8. COMMENT: Please clarify why the Directors began to consider alternatives to the management of the Fund by Advantage Advisers, Inc. ("Advantage").

         RESPONSE: The Fund has added language on pages 6 and 7 to clarify why the Directors began to consider alternatives to the management of the Fund.

         9. COMMENT: Please indicate under "Reasons for Approving the New Management Agreement and Board's Recommendation--Background" that Imperial Investment Advisors Private Limited was the Fund's former country adviser.

         RESPONSE:  The Fund has added the requested language.

         10. COMMENT: In "Proposal 2. Approval of Country Advisory Agreement between Blackstone Advisors and Blackstone India", please indicate the current status of the registration of Blackstone India as an investment adviser with the Commission, as well as its registration with the appropriate Indian authorities.

         RESPONSE: The Fund has added language on pages 9 and 15 to indicate that Blackstone India is a registered investment adviser and has also completed any necessary registrations with the appropriate Indian authorities.

         11. COMMENT: Please note whether the Fund has a policy regarding Directors' attendance at its stockholder meetings.

         RESPONSE: The Fund does not have a policy regarding Directors' attendance at its stockholder meetings, as noted under "Stockholder Communications with the Board of Directors" on page 19.

         12. COMMENT: In the final, printed version of the Proxy, please place the sentence "IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 AND 2." in bold.

         RESPONSE: The sentence has been placed in bold in the final, printed version of the Proxy distributed to the Fund's stockholders.

         If you should have any further questions, please do not hesitate to contact me at (212) 455-2195.

                                   Sincerely,


                                   /s/ Kathryn J. Gettles-Atwa
                                   ---------------------------
                                   Kathryn J. Gettles-Atwa

                              The India Fund, Inc.
                                 345 Park Avenue
                            New York, New York 10154



                                                              January 9, 2006

Larry Greene
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

                               Re: "Tandy" Letter
                                   --------------

Dear Mr. Greene:

         In response to a comment from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in connection with its review of the preliminary copy of the letter to Stockholders, Notice of Annual Meeting of Stockholders, Proxy Statement and form of Proxy to be used in connection with the Special Meeting of Shareholders of The India Fund, Inc. (the "Fund") filed with the Commission on December 9, 2005, the Fund acknowledges that, with respect to filings made by the Fund with the Commission and reviewed by the
Staff:

         (a) the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

         (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

         (c) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                   Sincerely,


                                   By: /s/ Robert L. Friedman
                                       ----------------------
                                       Robert Friedman
                                       Authorized Officer